LAKELAND BANCORP, INC.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

July 31, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lakeland Bancorp, Inc. (the “Company”)
SEC Comment Letter

Ladies and Gentlemen:

The Company has received the Staff’s comment letter, dated July 20, 2009, with respect to the Company’s 2008 10-K and first quarter 2009 10-Q. As discussed with the Staff, in order to respond to the Staff’s comments in a thorough manner, the Company will file its response letter with the SEC by August 17, 2009, rather than by the tenth business day following receipt of the comment letter.

Very truly yours,

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Senior Vice President and General Counsel